Exhibit 99.2

Algonquin Power & Utilities Corp. Announces Acquisition of 109.5 MW Shady Oaks Wind Power Facility

OAKVILLE, ON, Jan. 2, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that an affiliate of Algonquin Power Co. (“APCo”), APUC’s non-regulated power generation subsidiary, has acquired a 109.5 MW contracted wind powered generating station (“Shady Oaks”) from Goldwind International SO Limited (“Goldwind”) for total consideration to all stakeholders of approximately US$148.9 million.

The Shady Oaks wind power facility is located in Northern Illinois, approximately 80 km west of Chicago, Illinois and reached commercial operation in June 2012. Total annual energy production is expected to be 364 GW-hrs per year. The Shady Oaks wind facility has entered into a 20 year inflation indexed power purchase agreement with the largest electric utility in the state of Illinois, Commonwealth Edison (BBB flat stable: Moody’s, S&P). The facility is comprised of 68 Goldwind GW82 1.5MW and 3 Goldwind GW100 2.5MW permanent magnet direct-drive wind turbines; these turbines are well suited for the wind regime, and offer significant technological advantages providing proven reliability, enhanced energy production efficiency and lower long term maintenance costs. Through its affiliate, Goldwind has assumed all operations, maintenance, and capital repair responsibilities for the Shady Oaks wind facility pursuant to a 20 year fixed price agreement.

“The acquisition of the Shady Oaks wind farm provides additional geographic diversification to our renewable power portfolio and the 20 year power sales contract further strengthens the stable, long term profile of our non-regulated power business,” commented Ian Robertson, Chief Executive Officer of APUC. “The acquisition of Shady Oaks provides a strong start to 2013 as we look to build on successes of last year delivering value accretive growth for our shareholders.”

Additional information is available on the APUC website at investors.algonquinpower.com/mna.aspx?iid=4142273

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $2.8 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business provides water, electricity and natural gas utility services to more than 335,000 customers through its nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,000 MW of installed capacity. Algonquin delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

For further information:

Contact:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter: @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 09:00e 02-JAN-13